EXHIBIT 2

Cameco Corporation

2002 Consolidated Audited Financial Statements

Index

Report of Management’s Accountability		2
Auditors’ Report		2
Consolidated Balance Sheets		3
Consolidated Statements of Earnings (Loss)		4
Consolidated Statements of Retained Earnings		4
Consolidated Statements of Cash Flows		5
Notes to Consolidated Financial Statements		6
1.	Cameco Corporation	6
2.	Accounting Policies	6
3.	Inventories	6
4.	Property, Plant and Equipment	6
5.	Long-Term Receivables, Investments and Other	7
6.	Long-Term Debt	7
7.	Provision for Reclamation	8
8.	Other Liabilities	8
9.	Preferred Securities	9
10.	Share Capital	9
11.	Cumulative Translation Account	10
12.	Interest and Other	10
13.	Provision for Waste Disposal	10

14.	Other Income (Expenses)	10
15.	Income Taxes	11
16.	Other Operating Items	12
17.	Joint Ventures	12
18.	Kumtor Gold Company (KGC) Joint Venture	13
19.	Investment in Bruce Power L.P. (Bruce Power)	14
20.	Stock Option Plan	15
21.	Stock-Based Compensation	16
22.	Pension and Other Post-Retirement Benefits	17
23.	Property and Business Acquisitions	18
24.	Commitments and Contingencies	19
25.	Financial Instruments	19
26.	Per Share Amounts	21
27.	Segmented Information	21
28.	New Accounting Pronouncements	24
29.	Comparative Figures	24
30.	Generally Accepted Accounting Principles in Canada and the United States	24
31.	Subsequent Event	31
Summary of Significant Accounting Policies		28

FINANCIAL INFORMATION

Report of Management’s
Accountability

The accompanying consolidated financial statements have been prepared by management in accordance with Canadian generally accepted accounting principles.

Management is also responsible for the information disclosed in the management’s discussion and analysis including responsibility for the existence of appropriate information systems, procedures and controls to ensure that the information used internally by management and disclosed externally is complete and reliable in all material respects.

The integrity and reliability of Cameco’s reporting systems are achieved through the use of formal policies and procedures, the careful selection of employees and appropriate delegation of authority and division of responsibilities. Internal accounting controls are monitored by the internal auditor. Cameco’s code of ethics, which is communicated to all levels in the organization, requires employees to maintain high standards in their conduct of the corporation’s affairs.

Our shareholders’ independent auditors, KPMG LLP, whose report on their examination follows, have audited the consolidated financial statements in accordance with Canadian generally accepted auditing standards.

The board of directors annually appoints an audit committee comprised of directors who are not employees of the corporation. This committee meets regularly with management, the internal auditor and the shareholders’ auditors to review significant accounting, reporting and internal control matters. Both the internal and shareholders’ auditors have unrestricted access to the audit committee. The audit committee reviews the financial statements, the report of the shareholders’ auditors, and management’s discussion and analysis and submits its report to the board of directors for formal approval.

Original signed by David M. Petroff

Senior Vice-President, Finance and Administration
and Chief Financial Officer

February 14, 2003

Auditor’s Report

To the Shareholders of Cameco Corporation

We have audited the consolidated balance sheets of Cameco Corporation as at December 31, 2002 and 2001 and the consolidated statements of earnings (loss), retained earnings and cash flows for each of the years in the three-year period ended December 31, 2002. These financial statements are the responsibility of the corporation’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the corporation as at December 31, 2002 and 2001 and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2002 in accordance with Canadian generally accepted accounting principles.

Original signed by KPMGLLP

Chartered Accountants
Saskatoon, Canada

February 11, 2003, except as to note 19(c) which is as of
February 14, 2003 and note 31 which is as of April 16, 2003

FINANCIAL INFORMATION

Consolidated Balance Sheets

As at December 31	2002	2001
		(Thousands)
Assets
Current assets
Cash	$58,096	$33,737

Accounts receivable	186,369	255,963

Inventories [note 3]	339,684	354,384

Supplies and prepaid expenses	45,731	44,574

Current portion of long-term receivables, investments and other [note 5]	20,163	30,304

	650,043	718,962

Property, plant and equipment [note 4]	2,037,613	1,994,424

Long-term receivables, investments and other [note 5]	257,523	233,961

Total assets	$2,945,179	$2,947,347

Liabilities and Shareholders’ Equity
Current liabilities
Accounts payable and accrued liabilities	$131,932	$108,096

Dividends payable	6,998	6,959

Current portion of long-term debt [note 6]	6,318	26,189

Current portion of other liabilities [note 8]	16,931	4,182

Future income taxes [note 15]	9,198	21,311

	171,377	166,737

Long-term debt [note 6]	218,290	327,773

Provision for reclamation [note 7]	155,036	139,583

Other liabilities [note 8]	9,523	9,787

Future income taxes [note 15]	522,979	480,520

	1,077,205	1,124,400

Minority interest	18,078	—

Shareholders’ equity
Preferred securities [note 9]	193,763	195,229

Share capital [note 10]	680,934	670,031

Contributed surplus	472,488	472,488

Retained earnings	483,658	465,420

Cumulative translation account [note 11]	19,053	19,779

	1,849,896	1,822,947

Total liabilities and shareholders’ equity	$2,945,179	$2,947,347

Commitments and contingencies [notes 6, 7, 18, 19, 24, 25]

See accompanying notes to consolidated financial statements.

Approved by the board of directors

Original signed by Gerald W. Grandey and Nancy E. Hopkins

FINANCIAL INFORMATION

Consolidated Statements of Earnings (Loss)

For the year ended December 31	2002	2001	2000
		(Thousands)
Revenue from
Products and services	$748,334	$700,839	$688,940

Expenses
Products and services sold	486,155	422,067	413,880

Depreciation, depletion and reclamation	112,755	129,387	117,005

Administration	41,693	36,644	38,232

Exploration	21,532	18,203	20,804

Research and development	2,257	2,097	2,452

Interest and other [note 12]	(1,957)	(2,366)	(5,657)

Gain on property interests [note 23]	(2,670)	—	—

Writedown of mineral properties [note 4]	—	—	127,738

Provision for waste disposal [note 13]	—	—	20,218

	659,765	606,032	734,672

Earnings (loss) from operations	88,569	94,807	(45,732)

Earnings from Bruce Power	15,769	12,167	—

Other income (expenses) [note 14]	(878)	590	1,896

Earnings (loss) before income taxes and minority interest	103,460	107,564	(43,836)

Income tax expense [note 15]	48,871	42,343	34,501

Minority interest	(871)	—	—

Net earnings (loss)	55,460	65,221	(78,337)

Preferred securities charges, net of tax [note 9]	9,340	9,325	8,880

Net earnings (loss) attributable to common shares	$46,120	$55,896	($87,217)

Basic earnings (loss) per common share [note 26]	$0.83	$1.01	$(1.57)

Diluted earnings (loss) per common share [note 26]	$0.83	$1.01	$(1.57)

Consolidated Statements of Retained Earnings

For the year ended December 31	2002	2001	2000
		(Thousands)
Retained earnings at beginning of year	$465,420	$437,328	$552,154

Net earnings (loss)	55,460	65,221	(78,337)

Dividends on common shares	(27,882)	(27,804)	(27,609)

Preferred securities charges, net of tax [note 9]	(9,340)	(9,325)	(8,880)

Retained earnings at end of year	$483,658	$465,420	$437,328

See accompanying notes to consolidated financial statements.

FINANCIAL INFORMATION

Consolidated Statements of Cash Flows

For the year ended December 31	2002	2001	2000
		(Thousands)

Operating activities
Net earnings (loss)	$55,460	$65,221	$(78,337)

Items not requiring (providing) cash:
Depreciation, depletion and reclamation	112,755	129,387	117,005

Provision for future taxes [note 15]	38,602	32,757	29,961

Deferred charges (revenue) recognized	1,375	(10,373)	(15,727)

Earnings from Bruce Power [note 19]	(15,769)	(12,167)	—

Equity in (earnings) loss from associated companies [note 14]	1,083	—	—

Gain on property interests [note 23]	(2,670)	—	—

Writedown of mineral properties [note 4]	—	—	127,738

Provision for waste disposal [note 13]	—	—	20,218

Minority interest	(871)	—	—

Other operating items [note 16]	60,877	(88,578)	23,447

Cash provided by operations [note 26]	250,842	116,247	224,305

Investing activities
Additions to property, plant and equipment	(90,226)	(58,275)	(94,977)

Increase in long-term receivables, investments and other	(42,597)	(94,808)	(991)

Decrease in long-term receivables, investments and other	58,296	21,963	10,601

Proceeds on sale of property, plant and equipment	101	403	246

Cash used in investing	(74,426)	(130,717)	(85,121)

Financing activities
Decrease in debt	(130,295)	(25,485)	(61,561)

Increase in debt	1,379	79,932	—

Restricted cash	11,138	409	79

Issue of shares, net of issue costs	10,903	5,208	911

Shares repurchased	—	—	(46,484)

Preferred securities charges	(17,238)	(17,268)	(16,445)

Dividends	(27,944)	(27,720)	(28,022)

Cash provided by (used in) financing	(152,057)	15,076	(151,522)

Increase (decrease) in cash during the year	24,359	606	(12,338)

Cash at beginning of year	33,737	33,131	45,469

Cash at end of year	$58,096	$33,737	$33,131

Supplemental cash flow disclosure
Interest paid	$16,572	$22,860	$28,601

Income taxes paid	$5,309	$3,916	$4,316

See accompanying notes to consolidated financial statements.

FINANCIAL INFORMATION

Notes to Consolidated Financial Statements

For the years ended December 31, 2002, 2001 and 2000

1.	Cameco Corporation

Cameco Corporation is incorporated under the Canada Business Corporations Act. Cameco Corporation and its subsidiaries (collectively, Cameco or the company) are primarily engaged in the exploration for and the development, mining, refining and conversion of uranium for sale as fuel for generating electricity in nuclear power reactors in Canada and other countries. The company has an interest in the Bruce Power electrical generation plant in Ontario. Cameco is also involved in the exploration for and the development, mining and sale of gold.

2.	Accounting Policies

A summary of significant accounting policies follows the notes to the consolidated financial statements.

3.	Inventories

	2002	2001
		(Thousands)
Uranium
Concentrate	$284,052	$305,252

Broken ore	8,586	5,360

	292,638	310,612
Conversion	39,097	31,946
Gold
Broken ore	4,189	8,368

Finished	3,760	3,458

	7,949	11,826

Total	$339,684	$354,384

4.	Property, Plant and Equipment

		Accumulated
		Depreciation	2002	2001
	Cost	and Depletion	Net	Net
				(Thousands)
Uranium
Mining	$2,302,475	$892,652	$1,409,823	$1,436,057

Development	347,206	—	347,206	314,602

Conversion	250,862	124,577	126,285	126,898
Gold
Mining	229,612	146,071	83,541	96,999

Development	55,384	—	55,384	3,916

Other	47,038	31,664	15,374	15,952

Total	$3,232,577	$1,194,964	$2,037,613	$1,994,424

In 2000, as a result of depressed uranium prices, Cameco recorded a writedown of $127,738,000 relating to certain of its in situ leach mining assets located in the United States. The amount of the writedown was determined based on estimated future net cash flows and uranium price forecasts.

FINANCIAL INFORMATION

5.	Long-Term Receivables, Investments and Other

	2002	2001
		(Thousands)
Kumtor Gold Company
Subordinated loan — principal [note 18]	$64,276	$80,307

Subordinated loan — interest	292	501

Restricted cash — debt reserve	489	11,723

Investments in associated companies
Investment in Technology Commercialization International, Inc.	4,017	4,703

Investment in UEX Corporation	3,455	—

Portfolio investments
Energy Resources of Australia Ltd. (market $18,688)	17,564	17,564

General Hydrogen Corporation	6,323	—

Interest in Bruce Power L.P. [note 19]	130,218	81,416

Deferred charges	17,808	31,642

Advances receivable	22,704	23,593

Accrued pension benefit asset [note 22]	1,817	3,094

Other	8,723	9,722

	277,686	264,265
Less current portion	(20,163)	(30,304)

Net	$257,523	$233,961

The security agreement between Kumtor Gold Company (KGC) and its senior debt lenders requires that in order to make certain payments to shareholders and subordinated lenders, funds sufficient to meet those senior debt principal and interest payments scheduled to occur over the ensuing six months to be held in a debt reserve account until paid.

6.	Long-Term Debt

	2002	2001
		(Thousands)
Debentures	$149,079	$148, 830

Commercial paper	24,455	145,498

Kumtor Gold Company [note 18]
Senior debt	40,543	49,017

Subordinated debt	10,531	10,617

	224,608	353,962
Less current portion	(6,318)	(26,189)

Net	$218,290	$327,773

Cameco has $50,000,000 outstanding in senior unsecured debentures that bear interest at a rate of 7.0% per annum and will mature July 6, 2006. Cameco also has $100,000,000 outstanding in senior unsecured debentures that bear interest at a rate of 6.9% per annum and will mature July 12, 2006.

Cameco has a $200,000,000 three-year unsecured revolving credit facility that is available until December 4, 2005 and a $225,000,000 364-day unsecured revolving credit facility with a two-year term-out option. Cameco may also borrow directly from investors by issuing commercial paper. Commercial paper outstanding at December 31, 2002 was $15,482,000 (US) (2001 — $62,945,000 (Cdn) and $51,836,000 (US)) and bears interest at an average rate of 1.4% (2001 — 2.1%). These amounts are classified as long-term debt up to the limit available under the revolving credit facility.

Cameco has $293,638,000 ($143,800,000 (Cdn) and $94,858,000 (US)) in letter of credit facilities. Outstanding letters of credit at December 31, 2002 amounted to $208,975,000 (2001 — $147,454,000). The majority of the letters of credit relate to future reclamation and decommissioning liabilities [note 7].

FINANCIAL INFORMATION

The table below represents currently scheduled maturities of long-term debt over the next five years including Cameco’s one-third share of Kumtor Gold Company principal repayments on debt.

(Thousands)
2003	$6,318

2004	12,637

2005	39,724

2006	163,296

2007	2,633

Total	$224,608

Cameco has guaranteed the repayment of KGC senior debt [note 18]. Cameco’s contingent obligation under this guarantee exceeds the amount included in the Cameco long-term debt as at December 31, 2002 by $81,086,000 (2001 - $98,034,000).

7.	Provision for Reclamation

	2002	2001
		(Thousands)
Uranium	$70,244	$55,429

Conversion	72,682	73,601

Gold	12,110	10,553

Total	$155,036	$139,583

Cameco’s estimates of decommissioning and reclamation costs are based on reclamation standards which meet or exceed regulatory requirements and are stated in current dollars. Elements of uncertainty in estimating these amounts include potential changes in regulatory requirements, decommissioning and reclamation alternatives and amounts to be recovered from other parties.

Cameco estimates total future decommissioning and reclamation costs for its operating assets to be $253,000,000. These estimates are formally reviewed by Cameco technical personnel at least every two years or more frequently as required by regulatory agencies. These costs are accrued and charged to operations using the unit-of-production method so that the estimated future liability will be fully provided when decommissioning and reclamation activities are undertaken. In connection with future decommissioning and reclamation costs, Cameco has provided financial assurances of $204,823,000 in the form of letters of credit to satisfy current regulatory requirements.

8.	Other Liabilities

	2002	2001
		(Thousands)
Borrowed product	$12,952	$—

Accrued post-retirement benefit liability [note 22]	4,092	3,809

Deferred revenue	2,102	2,848

Other	7,308	7,312

	26,454	13,969
Less current portion	(16,931)	(4,182)

Net	$9,523	$9,787

FINANCIAL INFORMATION

9.	Preferred Securities

Cameco issued $125,000,000 (US), 8.75% preferred securities in denominations of $25 (US) each due September 30, 2047, accruing interest from the date of issuance payable quarterly commencing December 31, 1998.

The preferred securities are redeemable, at the option of Cameco, in whole or in part at any time on or after October 14, 2003, at a redemption price equal to 100% of the principal amount of the preferred securities to be redeemed plus any accrued and unpaid interest thereon to the date of redemption.

The principal amounts of the preferred securities, net of after-tax issue costs of $4,330,000 (Cdn) have been classified as equity, and interest payments on an after-tax basis are classified as distributions of equity, as Cameco has the unrestricted ability to settle its obligations by delivering common shares of Cameco.

10.	Share Capital

Authorized share capital:

Unlimited number of first preferred shares Unlimited number of second preferred shares Unlimited number of voting common shares, and One Class B share

(a)	Common Shares

Number Issued	2002	2001	2000
		(Number of Shares)
Beginning of year	55,671,440	55,512,440	57,238,469
Issued:
Shares repurchased	—	—	(2,350,101)

Share savings plan	—	—	607,072

Stock option plan [note 20]	314,433	159,000	17,000

Issued share capital	55,985,873	55,671,440	55,512,440

Amount	2002	2001	2000
		(Thousands)
Beginning of year	$676,404	$672,487	$693,560
Issued:
Shares repurchased	—	—	(28,201)

Share savings plan	—	—	6,830

Stock option plan [note 20]	9,087	3,917	298

Issued share capital	685,491	676,404	672,487
Less loans receivable [note 20]	(4,557)	(6,373)	(6,836)

End of year	$680,934	$670,031	$665,651

Shares repurchased relate to an open market share repurchase program for a one-year period ending September 28, 2000. The difference of $18,283,000 between the share repurchase price and the book value of the Cameco shares acquired during 2000 has been charged to contributed surplus.

On December 31, 1990, Cameco issued 10-year, 11% redeemable and exchangeable bonds registered to subscribing employees under a share savings plan. The plan matured in 2000 and all outstanding bonds were exchanged for Cameco shares or redeemed.

(b)	Class B Share

One Class B share issued during 1988 and assigned $1 of share capital, entitles the shareholder to vote separately as a class in respect of any proposal to locate the head office of Cameco to a place not in the province of Saskatchewan.

FINANCIAL INFORMATION

11.	Cumulative Translation Account

The balance of $19,053,000 (2001 — $19,779,000) represents the cumulative unrealized net exchange gain on Cameco’s net investments in foreign operations, and on the foreign currency debt and preferred securities designated as hedges of the net investments.

12.	Interest and Other

	2002	2001	2000
		(Thousands)
Interest on long-term debt	$14,478	$20,116	$26,521

Other interest and financing charges	2,039	1,616	1,792

Interest income	(6,842)	(10,773)	(15,903)

Foreign exchange gains	(1,648)	(791)	(2,279)

Mark-to-market loss	1,811	—	—

Capitalized interest	(11,795)	(12,534)	(15,788)

Net	$(1,957)	$(2,366)	$(5,657)

As a result of the Kumtor pit wall failure, certain gold contracts designated as hedges of Kumtor’s gold production were no longer effective. Mark-to-market losses on these contracts have been expensed.

13.	Provision for Waste Disposal

The terms of the agreement to transfer assets from Canada Eldor Inc. to Cameco on October 5, 1988 included a formula for sharing any future costs related to certain specified wastes accumulated by Canada Eldor Inc. and transferred to Cameco.

In 2000, an agreement was reached between the government of Canada and the communities of Port Hope, Hope Township and Clarington for the cleanup, storage and long-term management of certain specified wastes covered under the agreement. Accordingly, Cameco recognized a liability of $20,218,000 representing its maximum remaining obligation.

14.	Other Income (Expenses)

	2002	2001	2000
		(Thousands)
Dividends on portfolio investments	$205	$590	$1,896

Equity in earnings (loss) of associated companies	(1,083)	—	—

Net	$(878)	$590	$1,896

15.	Income Taxes

The significant components of future income tax assets and liabilities at December 31 are as follows:

	2002	2001
		(Thousands)
Assets
Property, plant and equipment	$52,638		$40,718

Provision for reclamation	52,464		47,000

Foreign exploration and development	27,771		26,120

Other	4,634		4,989

Future income tax assets before valuation allowance	137,507		118,827
Valuation allowance	(69,505)		(45,790)

Future income tax assets, net of valuation allowance	$68,002		$73,037

Liabilities
Property, plant and equipment	$584,321		$544,957

Inventories	9,198		21,311

Long-term investments	6,660		8,600

Future income tax liabilities	$600,179		$574,868

Net future income tax liabilities	$532,177		$501,831
Less current portion	(9,198)		(21,311)

	$522,979		$480,520

The provision for income taxes differs from the amount computed by applying the combined expected federal and provincial income tax rate to earnings before income taxes. The reasons for these differences are as follows:

	2002	2001	2000
		(Thousands)
Earnings (loss) before income taxes and minority interest	$103,460	$107,564	$(43,836)

Combined federal and provincial tax rate	45.4%	45.5%	45.6%

Computed income tax expense (recovery)	46,971	48,942	(20,000)
Increase (decrease) in taxes resulting from:
Provincial royalties and other taxes	8,883	10,212	13,959

Federal resource allowance	(5,918)	(6,710)	(10,152)

Difference between Canadian rate and rates applicable to subsidiaries in other countries	(7,379)	(12,895)	(9,045)

Writedown of mineral properties	—	—	52,003

Large corporations and other taxes	4,521	4,558	5,303

Other	1,793	(1,764)	2,433

Income tax expense	$48,871	$42,343	$34,501

	2002	2001	2000
		(Thousands)
Current income taxes
Canada	$7,895	$7,704	$3,552

Other	2,374	1,882	988

	$10,269	$9,586	$4,540
Future income taxes (recovery)
Canada	$39,419	$31,047	$33,301

United States	—	—	(4,284)

Other	(817)	1,710	944

	$38,602	$32,757	$29,961

Net	$48,871	$42,343	$34,501

FINANCIAL INFORMATION

16.	Other Operating Items

	2002	2001	2000
		(Thousands)
Changes in non-cash working capital:
Accounts receivable	$27,396	$(82,094)	$(6,162)

Interest receivable	205	515	10,954

Inventories	10,932	7,469	19,709

Supplies and prepaid expenses	(1,157)	(24)	1,703

Accounts payable and accrued liabilities	18,342	5,992	9,654

Other liabilities	279	(2,117)	(2,745)

Hedge position settlements	14,794	(11,328)	(11,746)

Reclamation payments	(6,878)	(5,655)	(4,011)

Other	(3,036)	(1,336)	6,091

Total	$60,877	$(88,578)	$23,447

17.	Joint Ventures

Cameco conducts a portion of its development, mining and milling activities through joint ventures.

Cameco’s significant uranium joint venture interests are comprised of:

Producing:
McArthur River	69.81%
Key Lake	83.33%

Non-producing:
Cigar Lake	50.03%

Uranium joint ventures allocate inventory production to each joint venture participant and the joint venture participant derives revenue directly from the sale of such inventory. Mining and milling expenses incurred by the joint venture are included in the cost of inventory. Cameco’s share of assets and liabilities held through uranium joint ventures is as follows:

	2002	2001
		(Thousands)
Current assets	$16,327	$14,776

Property, plant and equipment, at cost	1,141,576	1,121,915

	$1,157,903	$1,136,691

Current liabilities	$12,693	$11,966

Net investment	1,145,210	1,124,725

	$1,157,903	$1,136,691

FINANCIAL INFORMATION

Cameco’s gold joint venture interests are comprised of a 33.33% participation interest in Kumtor Gold Company. Kumtor Gold Company obtains revenue directly from the sale of products. Cameco’s share of the assets and liabilities, revenue and expenses, and cash flows relating to the Kumtor joint venture is as follows:

	2002	2001
		(Thousands)
Current assets	$28,933	$41,422

Property, plant and equipment	89,678	104,822

	$118,611	$146,244

Current liabilities	$6,772	$4,742

Long-term liabilities	85,352	104,721

Equity	26,487	36,781

	$118,611	$146,244

	2002	2001	2000
		(Thousands)
Revenues	$82,361	$110,225	$104,983

Expenses	(91,848)	(81,523)	(101,838)

Net earnings (loss)	$(9,487)	$28,702	$3,145

Cash provided by (used in)
Operating activities	$13,142	$39,804	$31,821

Investing activities	(4,716)	(2,492)	(1,242)

Financing activities	(16,013)	(44,517)	(29,970)

Increase (decrease) in cash during the year	$(7,587)	$(7,205)	$609

18.	Kumtor Gold Company (KGC) Joint Venture

On May 26, 1994, Cameco, the Republic of Kyrgyzstan and Kyrgyzaltyn, an instrumentality of the Republic, signed an amended joint venture master agreement that provided for the exploration, development, operation and arrangement of financing, of the Kumtor gold project by Cameco. KGC was formed in the Republic of Kyrgyzstan as a joint stock company to hold the assets of the Kumtor gold project pursuant to a master agreement among the parties. Kyrgyzaltyn holds a two-thirds interest in KGC and Cameco holds a one-third interest.

During 2002, KGC entered into a new credit agreement with commercial banks to refinance its senior debt. The shares and offshore bank accounts of KGC secure the senior debt. Cameco has guaranteed the repayment of KGC senior debt and has purchased political risk insurance to support the guarantee.

Cameco has proportionately consolidated its one-third interest in KGC.

FINANCIAL INFORMATION

KGC’s long-term debt at December 31, is as follows:

		2002	2001
			(Thousands)
Senior debt (US dollar denominated):
•	Commercial banks $77,000,000 (US) repayable in six semi-annual installments on June 1 and December 1 commencing December 1, 2003. Interest is based on LIBOR plus an applicable percentage based on credit rating ranging from 0.8% to 1.55%.	$121,629	$—

•	Commercial banks (2001 - $46,500,000) (US) repayable in three equal semi-annual installments, with interest based on LIBOR plus 0.9% Political risk insurance was purchased separately by KGC.	—	74,056

•	Export Development Corporation (EDC) (2001 - $20,833,333) (US)	—	33,179

•	International Finance Corporation (IFC) (2001 - $12,500,000) (US)	—	19,908

•	European Bank for Reconstruction and Development (EBRD) (2001 - $12,500,000) (US)	—	19,908

	The EDC, IFC and EBRD interest rate was based on LIBOR plus 3% which included a premium for political risk insurance. These loans were repayable in five equal semi-annual installments.

	Total senior debt	$121,629	$147,051

Subordinated debt (US dollar denominated):
•	Shareholder loan from Cameco $61,037,276 (2001 - $75,637,276) (US) with interest based on LIBOR plus 6%, repayable in 12 equal semi-annual installments commencing on December 2, 1999. In accordance with the terms of the loan agreement, certain installments have been deferred amounting to $16,272,000 (2001 - $12,965,000) (US).	96,414	120,460

•	EBRD $10,000,000 (2001 - $10,000,000) (US)	15,796	15,926

•	IFC $10,000,000 (2001 - $10,000,000) (US)	15,796	15,926

	The IFC and EBRD subordinated debt is repayable in four equal semi-annual installments commencing on December 2, 2005, extendable at the option of EBRD or IFC to commence no later than December 2, 2013. The interest rate applicable to the EBRD and IFC subordinated debt is based on the cash generated by the project subject to a minimum interest rate. The annualized rate for 2002 was approximately 4.6% (2001 - 5.8%).

Total KGC debt		$249,635	$299,363

Cameco’s one-third proportionate share of KGC senior debt is $40,543,000 (2001 — $49,017,000) and of KGC’s third party subordinated debt is $10,531,000 (2001 — $10,617,000) [note 6].

19.	Investment in Bruce Power L.P. (Bruce Power)

(a)	On May 12, 2001, Bruce Power finalized a long-term lease with Ontario Power Generation Inc. (OPG) to operate the Bruce nuclear power facility. The term of the lease is 18 years with an option to extend the lease for up to an additional 25 years.

Cameco holds a 15% limited partnership interest in Bruce Power and has committed to invest up to an aggregate of $100,000,000 in the project. The equity method is being used to account for this investment.

Under the lease agreement, OPG, as the owner of the Bruce nuclear plants, is responsible to decommission the Bruce facility and to provide funding and meet other requirements that the Canadian Nuclear Safety Commission (CNSC) may require of Bruce Power as licensed operator of the Bruce facility. OPG is also responsible to manage radioactive waste associated with decommissioning of the Bruce nuclear plants.

FINANCIAL INFORMATION

In addition to investment commitments, Cameco has provided the following guarantees relating to Bruce Power:

(i)	Licensing assurances to Canadian Nuclear Safety Commission of $41,686,000.

(ii)	Guarantees to customers under power sale agreements of up to $15,790,000.

(iii)	Termination payments to OPG pursuant to the lease agreement of $26,250,000.

(b)	Cameco has entered into fuel supply agreements with Bruce Power for the procurement of fabricated fuel. Under these agreements, Cameco will supply uranium and conversion services and finance the purchase of fabrication services. Contract terms are at market rates and on normal trade terms. During 2002, sales of uranium and conversion services to Bruce Power amounted to approximately 2% of Cameco’s total revenue. At December 31, 2002, amounts receivable under these agreements totalled $18,349,000 (2001 - $39,572,000).

(c)	On December 23, 2002, Cameco, TransCanada PipeLines Limited (TransCanada) and BPC Generation Infrastructure Trust (BPC), amongst others, signed a heads of agreement with British Energy plc (British Energy) to purchase its share of Bruce Power. The master purchase agreement with respect to the transaction was completed on January 17, 2003. The transaction closed on February 14, 2003.

Upon closing, Cameco increased its ownership interest in Bruce Power from 15% to 31.6%. Each of Cameco, TransCanada and BPC will hold, directly or indirectly, a 31.6% interest in Bruce Power with the Power Workers’ Union Trust holding a 4% interest and the Society of Energy Professionals Trust holding a 1.2% interest. Cameco’s purchase price for the additional interest in Bruce Power was approximately $209,000,000 subject to final closing adjustments. The purchase price was financed with cash and debt.

In addition, Cameco, TransCanada and BPC loaned Bruce Power funds to repay $225,000,000, plus accrued interest, in deferred lease payments to OPG. Cameco’s share was $75,000,000 plus accrued interest. Cameco, TransCanada and BPC have assumed the obligations to provide financial guarantees required by the operator licences, the lease agreement and the power sales contracts. It is estimated that Cameco’s financial assurances to Bruce Power, subsequent to closing, will be approximately $200,000,000.

20.	Stock Option Plan

Cameco has established a stock option plan under which options to purchase common shares may be granted to directors, officers and other employees of Cameco. Options granted under the stock option plan have an exercise price of not less than the closing price quoted on the Toronto Stock Exchange for the common shares of Cameco on the trading day prior to the date on which the option is granted. The options under the original plan expire 10 years from the date of the grant of the option.

Prior to 1999, participants were eligible to receive loans from Cameco to assist in the purchase of common shares pursuant to the exercise of options. The maximum term of the loans was 10 years from the date of the grant of the related option. The loans bear interest at a rate equivalent to the regular dividends paid on the common shares to which the loans were provided. Common shares purchased by way of a company loan are held in escrow in the account of the option holder and are pledged as security for the respective loan until the loan has been repaid in full.

The aggregate number of common shares that may be issued, after December 5, 1995, pursuant to the Cameco stock option plan shall not exceed 5,243,403, of which 995,729 shares have been issued.

Outstanding loans are shown as a reduction of share capital.

During 1999, Cameco amended the stock option plan and ceased to offer loans to assist in the purchase of common shares pursuant to the exercise of options. The options available under the amended stock option plan vest over three years and expire eight years from the date granted.

FINANCIAL INFORMATION

Stock option transactions for the respective years were as follows:

	2002	2001	2000
		(Number of Shares)
Beginning of year	2,195,783	1,987,883	1,763,933

Options granted	489,050	482,850	404,800

Options exercised [note 10]	(314,433)	(159,000)	(17,000)

Options cancelled	(146,650)	(115,950)	(163,850)

End of year	2,223,750	2,195,783	1,987,883

Exercisable	1,331,550	1,362,983	1,122,133

Upon exercise of certain existing options, additional options in respect of 272,550 shares would be granted.

Weighted average exercise prices were as follows:

	2002	2001	2000
Beginning of year	$37.34	$38.72	$43.12

Options granted	43.88	28.98	18.76

Options exercised	28.90	24.64	17.51

Options cancelled	52.33	43.52	39.06

End of year	$38.98	$37.34	$38.72

Exercisable	$41.41	$44.09	$46.66

Total options outstanding and exercisable at December 31, 2002 were as follows:

2002		Options Outstanding		Options Exercisable
		Weighted	Weighted		Weighted
		Average	Average		Average
Option Price		Remaining	Exercisable		Exercisable
Per Share	Number	Life	Price	Number	Price
$15.00-35.00	1,055,000	5.7	$26.84	632,000	$27.43

35.01-55.00	968,800	7.0	44.99	499,600	46.08

55.01-75.50	199,950	4.0	73.92	199,950	73.92

21.	Stock-Based Compensation

Effective January 1, 2002, Cameco adopted the new CICA Handbook Section 3870, which requires that a fair value based method of accounting be applied to direct awards of stock to employees. Under the new standard, Cameco is allowed to continue its existing policy of recording no compensation cost on the grant of stock options to employees with the addition of pro forma information. Cameco has applied the pro forma disclosure provisions of the new standard to awards granted on or after January 1, 2002. The pro forma effect of awards granted prior to January 1, 2002, has not been included.

The standard requires the disclosure of pro forma net earnings and earnings per share information as if the entity had accounted for employee stock options under the fair-value method. The fair value of options issued was determined using the Black-Scholes option pricing model with the following assumptions: risk-free rate of 5.0%; dividend yield of 1.2%; a volatility factor of the expected market price of Cameco’s shares of 20.0%; and a weighted-average expected option life of five years. On February 26, 2002, Cameco granted 489,050 options at a strike price of $43.84. The fair value of these options was determined to be $10.83 per share. For purposes of pro forma disclosures, the estimated fair value of the options is being amortized to earnings over the vesting period. The total charge has been adjusted for an expected forfeiture rate of 17%. For the year ended December 31, 2002, Cameco’s pro forma net earnings attributable to common shares were $43,900,000, basic earnings per share were $0.79 and diluted earnings per share were $0.79.

FINANCIAL INFORMATION

22.	Pension and Other Post-Retirement Benefits

Cameco maintains both defined benefit and defined contribution plans providing pension and post-retirement benefits to substantially all of its employees.

Pension Plans

The pension expense for Cameco’s defined contribution plans was $4,989,000 (2001 — $4,411,000; 2000 — $4,268,000).

The status of defined benefit pension plans are as follows:

	2002	2001
		(Thousands)
Accrued Benefit Obligation
Balance at beginning of year	$13,330	$11,882

Current service cost	743	743

Interest cost	835	998

Benefits paid	(313)	(293)

Balance at end of year	$14,595	$13,330

Plan Assets
Fair value at beginning of year	$10,915	$10,925

Actual return on plan assets	(528)	(297)

Employer contributions	610	580

Benefits paid	(313)	(293)

Fair value at end of year	$10,684	$10,915

Funded status	$(3,911)	$(2,415)

Unamortized net actuarial loss	2,670	1,757

Unamortized transitional obligation	3,058	3,752

Accrued pension benefit asset	$1,817	$3,094

Significant actuarial assumptions used in calculating the net pension expense for Cameco’s funded plans were as follows:

	2002	2001	2000
Discount rate	6.0%	7.5%	8.0%

Long-term rate of return on assets	8.0%	8.0%	8.0%

Rate of increase in compensation levels	4.5%	4.5%	4.5%

Net pension expense for the defined benefit pension plans has been determined as follows:

	2002	2001	2000
		(Thousands)
Cost of benefits earned by employees	$743	$743	$743

Interest cost on benefits earned	835	998	890

Expected return on pension plan assets, net	(443)	(885)	(774)

Net amortization	752	694	648

Net pension expense	$1,887	$1,550	$1,507

FINANCIAL INFORMATION

Other Post-Retirement Benefits

Cameco provides post-retirement benefits to substantially all employees. The costs are accrued over the expected service lives of employees. No funding is provided. The status of the plan is as follows:

	2002	2001
		(Thousands)
Accrued Benefit Obligation

Balance at beginning of year	$3,809	$3,465

Current service cost	147	147

Interest cost	230	263

Benefits paids	(94)	(66)

Accrued post-retirement benefit liability	$4,092	$3,809

23.	Property and Business Acquisitions

(a)	AGR Limited

On March 5, 2002, Cameco acquired a 52% interest in AGR Limited (AGR). AGR is an Australia-based exploration company whose principal asset is a 95% interest in the Boroo gold deposit located in Mongolia. The Boroo project is currently in the development stage. The purchase price was financed with $12,000,000 (US) in cash and the contribution of a neighbouring property. In exchange, AGR issued 240 million shares to Cameco. The acquisition was accounted for using the purchase method and the results of operations are included in Cameco’s consolidated financial statements from the effective date of the purchase.

The values assigned to the net assets acquired are as follows:

(Millions)
Cash and other working capital	$13.9

Property, plant and equipment	27.0

Minority interest	(19.0)

Net assets acquired	$21.9

Financed by:
Cash	$19.6

Property, at carrying value	2.3

$21.9

Subsequent to the acquisition, Cameco provided an additional $3,000,000 (US) of further exploration in the area in exchange for an incremental 4% interest in AGR (43 million shares), increasing its total interest to 56% at December 31, 2002.

(b)	Smith Ranch

On July 22, 2002, Cameco acquired the assets comprising the Smith Ranch in situ leach (ISL) operation and various other ISL properties from Rio Algom Mining LLC. In exchange for these assets, Cameco assumed the decommissioning liabilities associated with the Smith Ranch operation. At the acquisition date, the value of the liabilities was estimated to be $9,157,000 (US). Cameco also secured forward sales commitments for more than 900,000 pounds of uranium concentrates which will yield prices in excess of current long-term indicators. The acquisition was accounted for using the purchase method and the results of operations are included in Cameco’s consolidated financial statements from the effective date of the purchase.

(c)	UEX Corporation

On July 18, 2002, Cameco acquired a 35.3% ownership interest in UEX Corporation (UEX); a company traded on the Toronto Stock Exchange (TSX). The principal assets of UEX consist of several uranium exploration properties located in the Athabasca region of Northern Saskatchewan. In acquiring this interest, Cameco transferred its Hidden Bay exploration properties to UEX in exchange for approximately 31 million shares. In addition, Cameco purchased another 2 million shares at a price of $0.25 per share.

Cameco recorded a gain of $2,670,000 on the transfer of its Hidden Bay properties to UEX. The equity method is being used to account for this investment.

FINANCIAL INFORMATION

24.	Commitments and Contingencies

(a)	An action against Cameco, Cameco Gold Inc., Kumtor Operating Company and certain other parties commenced in a Canadian court by certain dependants of nine persons seeking damages, in the amount of $20,700,000 plus interest and costs, and punitive damages, in connection with the death of the said nine persons in a helicopter accident in Kyrgyzstan on October 4, 1995, is continuing. This action is being defended by the insurers of Cameco. Management is of the opinion, after review of the facts with counsel, that the outcome of this action will not have a material financial impact on Cameco’s financial position, results of operations or liquidity.

(b)	An action against Cameco was filed by Oren Benton on November 28, 2000 in the State of Colorado, U.S.A.. The action alleges breach of contract and tortious interference and sets forth a claim for purported damages in excess of $200,000,000 (US). Cameco’s motion to dismiss was granted by order filed November 15, 2002 and Mr. Benton’s claim was dismissed. Mr. Benton has appealed this decision.

Management is of the opinion, after review of the facts with counsel, that the claim is completely without merit and that the outcome of this action will not have a material financial impact on Cameco’s financial position, results of operations or liquidity.

(c)	Commitments

At December 31, 2002, Cameco’s purchase commitments, the majority of which are fixed-price uranium and conversion purchase arrangements, were as follows:

(Millions (US))
2003	$118

2004	102

2005	114

2006	114

2007	117

thereafter	561

Total	$1,126

25.	Financial Instruments

The majority of revenues are derived from the sale of uranium products. Cameco’s financial results are closely related to the long- and short-term market price of uranium sales and conversion services. Prices fluctuate and can be affected by demand for nuclear power, worldwide production and uranium inventory levels, and political and economic conditions in uranium producing and consuming countries. Revenue from gold operations is largely dependent on the market price of gold, which can be affected by political and economic factors, industry activity and the policies of central banks with respect to their levels of gold held as reserves. Financial results are also impacted by changes in foreign currency exchange rates, interest rates and other operating risks.

To hedge risks associated with fluctuations in the market price for uranium, Cameco seeks to maintain a portfolio of uranium sales contracts with a variety of delivery dates and pricing mechanisms that provide a degree of protection from price volatility. Cameco employs a number of financial instruments to hedge risks associated with gold prices and foreign currency exchange rates. Put and call options are used to establish a minimum and maximum price range for gold sales and exchange rates for cash flows denominated in a foreign currency. Cameco also enters into forward sales contracts to establish a price for future deliveries of gold and US dollars. Net realized gains (losses) on contracts designated as hedges are recorded as deferred revenues (deferred charges) and recognized in earnings when the related hedged transactions occur.

Cameco also uses instruments such as swaps, puts and calls and forward rate agreements to manage funding costs and reduce the impact of interest rate volatility.

Financial assets that are subject to credit risks include cash and securities, accounts receivable and commodity and currency instruments. Cameco mitigates credit risk on these financial assets by holding positions with a variety of large creditworthy institutions. Sales of uranium, with short payment terms, are made to customers that management believes are creditworthy.

Except as disclosed below, the fair market value of Cameco’s financial assets and financial liabilities approximates net book value as a result of the short-term nature of the instrument or the variable interest rate associated with the instrument.

FINANCIAL INFORMATION

Currency

At December 31, 2002, Cameco had hedged $498,704,000 (US) at an average spot exchange rate of $1.56 designated to various dates through 2006 as follows:

(Thousands)
2003	$268,704

2004	110,000

2005	85,000

2006	35,000

Total	$498,704

These hedge positions consist entirely of spot-deferred forward contracts. The average exchange rate reflects contract prices as at December 31, 2002, to their initial maturity date which is earlier than the designation date in many cases. The realized exchange rate will depend on the forward premium (discount) that is earned (paid) as hedge contracts are extended to their final designation date.

At December 31, 2002, Cameco’s net mark-to-market loss on these foreign currency instruments was $10,124,000 (Cdn).

Interest

At December 31, 2002, Cameco had in place $40,000,000 (Cdn) of interest rate swaps whereby Cameco receives fixed interest rates ranging from 4.1% to 6.1%. These positions are designated over various dates maturing as follows:

(Thousands)
2005	$25,000

2006	15,000

Total	$40,000

At December 31, 2002, Cameco’s net mark-to-market gain on these interest rate swaps was $2,066,000 (Cdn).

Commodity

At December 31, 2002, Cameco’s share of gold hedging positions consisted of:

	Amount Hedged	Average Price
	(000s oz)	(US$/oz)
Spot deferred forward contracts	371	$307

Puts	85	$285

Calls	85	$310

Average prices reflect contract prices as at December 31, 2002, to their initial maturity date which is earlier than the designation date in many cases.

These positions have been designated against deliveries as follows:

	Forwards		Puts		Calls
		Average		Average		Average
		Price		Price		Price
	Ounces	(US$/oz)	Ounces	(US$/oz)	Ounces	(US$/oz)
2003	105,000	$307	30,000	281	30,000	$300

2004	110,000	311	43,000	285	43,000	312

2005	93,000	305	—	—	—	—

2006	43,000	303	12,000	294	12,000	324

2007	20,000	307	—	—	—	—

	371,000		85,000		85,000

From the initial maturity date to the designation date contract prices are expected to accrue contango. The rate of contango earned will depend on the difference between future US interest rates and gold lease rates.

At December 31, 2002, the net mark-to-market loss on the above instruments was $14,491,000 (US).

FINANCIAL INFORMATION

Gold Commitment

As of December 31, 2002, Cameco agreed to provide credit support to a maximum of $70 (US) per ounce to the counter-parties of KGC and AGR. At December 31, 2002, Cameco’s maximum financial exposure under these arrangements based on outstanding commitments was $61,000,000 (US) (2001 - $53,000,000 (US)).

At December 31, 2002, Cameco’s actual exposure under these arrangements, including its share of the net mark-to-market losses mentioned above, was $37,838,000 (US) (2001 — nil).

26.	Per Share Amounts

Per share amounts have been calculated based on the weighted average number of common shares outstanding during the year net of shares held as security for employee loans to purchase such shares. The weighted average number of paid shares outstanding in 2002 was 55,780,978 (2001 - 55,398,552; 2000 - 55,522,935).

	2002	2001	2000
		(Thousands)
Basic earnings per share computation
Earnings (loss) available to common shareholders	$46,120	$55,896	$(87,217)

Weighted average common shares outstanding	55,781	55,399	55,523

Basic earnings (loss) per common share	$0.83	$1.01	$(1.57)

Diluted earnings per share computation
Earnings (loss) available to common shareholders	$46,120	$55,896	$(87,217)

Weighted average common shares outstanding	55,781	$55,399	$55,523
Dilutive effect of:
Stock options	35	203	—

Other stock-based arrangements	24	16	—

Weighted average common shares outstanding, assuming dilution	55,840	55,618	55,523

Diluted earnings (loss) per common share	$0.83	$1.01	$(1.57)

Options whose exercise price was greater than the average market price were excluded from the calculation.

	2002	2001	2000
		(Per Share)
Other per share amounts
Cash provided by operations (basic and diluted)	$4.50	$2.10	$4.04

Earnings (loss) from operations (basic and diluted)	$1.59	$1.71	$(0.82)

27.	Segmented Information

Cameco has three reportable segments: uranium, conversion and gold. The uranium segment involves the mining, milling, purchase and sale of uranium concentrate. The conversion segment involves the refining and conversion of uranium concentrate and the purchase and sale of conversion services. The gold segment involves the mining, milling and sale of gold.

Cameco’s reportable segments are strategic business units with different products, processes and marketing strategies.

Accounting policies used in each segment are consistent with the policies outlined in the summary of significant accounting policies.

FINANCIAL INFORMATION

(a)	Business Segments

2002	Uranium	Conversion	Gold	Total
(Millions)
Revenue	$523.7	$137.4	$87.2	$748.3

Products and services sold	345.1	82.7	58.3	486.1

Depreciation, depletion and reclamation	82.7	10.2	20.0	112.9

Exploration	11.8	—	9.7	21.5

Research and development	—	2.3	—	2.3

Earnings from Bruce Power	—	—	—	(15.8)

Other	(0.2)	—	1.8	1.6

Gain on property interests	(2.7)	—	—	(2.7)

Non-segmented expenses				39.0

Earnings before income taxes and minority interest	87.0	42.2	(2.6)	103.4

Income taxes				48.9

Minority interest				(0.9)

Net earnings				55.4

Preferred securities, net of tax				9.3

Net earnings attributable to common shares				$46.1

Assets	$2,427.2	$173.6	$344.4	$2,945.2

Capital expenditures for the year	$55.5	$6.9	$27.8	$90.2

2001	Uranium	Conversion	Gold	Total
(Millions)
Revenue	$471.4	$114.4	$115.0	$700.8

Products and services sold	298.0	72.0	52.1	422.1

Depreciation, depletion and reclamation	85.7	14.5	29.2	129.4

Exploration	10.1	—	8.1	18.2

Research and development	—	2.1	—	2.1

Earnings from Bruce Power	—	—	—	(12.2)

Other	(0.6)	—	—	(0.6)

Non-segmented expenses				34.3

Earnings before income taxes and minority interest	78.2	25.8	25.6	107.5

Income taxes				42.3

Net earnings				65.2

Preferred securities, net of tax				9.3

Net earnings attributable to common shares				$55.9

Assets	$2,456.7	$166.8	$323.8	$2,947.3

Capital expenditures for the year	$51.1	$4.8	$2.4	$58.3

FINANCIAL INFORMATION

2000	Uranium	Conversion	Gold	Total
(Millions)
Revenue	$464.8	$114.9	$109.2	$688.9

Products and services sold	298.1	66.4	49.4	413.9

Depreciation, depletion and reclamation	71.0	14.9	31.1	117.0

Exploration	11.6	—	9.2	20.8

Research and development	—	2.5	—	2.5

Writedown of mineral properties	127.7	—	—	127.7

Provision for waste disposal	—	20.2	—	20.2

Other	(1.9)	—	—	(1.9)

Non-segmented expenses				32.5

Earnings before income taxes and minority interest	(41.7)	10.9	19.5	(43.8)

Income taxes				34.5

Net earnings				(78.3)

Preferred securities, net of tax				8.9

Net earnings attributable to common shares				$(87.2)

Assets	$2,317.0	$162.5	$321.0	$2,800.5

Capital expenditures for the year	$75.3	$3.4	$5.4	$84.1

(b)	Geographic Segments

	2002	2001	2000
		(Millions)
Revenue from products and services
Canada — domestic	$62.8	$50.1	$41.1
— export	381.6	413.3	474.2

United States	216.7	122.4	64.3

Central Asia	87.2	115.0	109.3

	$748.3	$700.8	$688.9

Assets
Canada	$2,420.4	$2,472.8	$2,365.2

United States	189.4	179.8	123.0

Central Asia	335.4	294.7	312.3

	$2,945.2	$2,947.3	$2,800.5

(c)	Major Customers

Cameco relies on a small number of customers to purchase a significant portion of its uranium concentrates and uranium conversion services. During 2002, revenues from one customer of Cameco’s uranium and conversion segments represented approximately $92,000,000 (14%) of Cameco’s total revenues. In 2001, revenues from one customer of Cameco’s uranium and conversion segments represented approximately $84,000,000 (12%) of Cameco’s total revenues. During 2000, sales to any one customer did not exceed 10% of revenue. As customers are relatively few in number, accounts receivable from any individual customer may periodically exceed 10% of accounts receivable depending on delivery schedules.

FINANCIAL INFORMATION

28.	New Accounting Pronouncements

(a)	Effective January 1, 2004, Cameco will be required to adopt the new Canadian Accounting Guideline, Hedging Relationships that establishes new criteria for hedging relationships in effect on or after January 1, 2004. To qualify for hedge accounting, the hedging relationship must be appropriately documented at the inception of the hedge and there must be reasonable assurance, both at the inception and throughout the term of the hedge, that the hedging relationship will be effective. Effectiveness requires a high degree of correlation of changes in fair values or cash flows between the hedged item and the hedge. Cameco does not believe that the adoption of this accounting guideline will have a material impact on its consolidated financial statements.

(b)	In December 2002, the CICA issued Handbook section 3063, Impairment of Long-Lived Assets. Section 3063 establishes standards for the recognition, measurement and disclosure of the impairment of long-lived assets held for use. Under the new standard, an impairment loss is recognized when the carrying amount of an asset held for use exceeds the sum of undiscounted cash flows expected from its use and eventual disposition. An impairment loss is measured as the amount by which the asset’s carrying amount exceeds its fair value.

The new accounting recommendations contained in Handbook section 3063 are required to be applied for fiscal years beginning on or after April 1, 2003. Cameco does not believe that adoption of these recommendations will have a material impact on its consolidated financial statements

29.	Comparative Figures

Certain prior year balances have been reclassified to conform to the current financial statement presentation.

30.	Generally Accepted Accounting Principles in Canada and the United States

The consolidated financial statements of Cameco are expressed in Canadian dollars in accordance with Canadian generally accepted accounting principles (Canadian GAAP). The following adjustments and disclosures would be required in order to present these consolidated financial statements in accordance with accounting principles generally accepted in the United States (US GAAP).

(a)	Reconciliation of earnings in accordance with Canadian GAAP to earnings determined in accordance with US GAAP.

	2002	2001	2000
		(Thousands)
Net earnings (loss) under Canadian GAAP	$55,460	$65,221	$(78,337)
Add (deduct) adjustments for:
Interest on preferred securities (i)	(17,238)	(17,268)	(16,445)

Capitalized interest (ii)	3,768	—	3,312

Writedown of mineral properties (iii)	—	—	(35,716)

Depreciation and depletion (iii)	2,579	2,895	2,579

Mineral property costs (iv)	(6,188)	(6,806)	(2,548)

Pre-operating costs (v)	(2,578)	(6,232)	(5,488)

Hedges and derivative instruments (vi)	1,928	1,810	—

Realization of cumulative translation account (vii)	(1,585)	(3,273)	(3,725)

Earnings from Bruce Power (v)(vi)	(12,481)	—	—

Income tax effect of adjustments	14,116	14,542	11,424

Net earnings (loss) under US GAAP	37,781	50,889	(124,944)
Hedges and derivative instruments (vi)	(6,203)	(22,253)	—

Foreign currency translation adjustments	859	1,509	5,884

Unrealized gain (loss) on available-for-sale securities (viii)	(334)	(8,300)	469

Comprehensive income (loss) under US GAAP	$32,103	$21,845	$(118,591)

Net earnings (loss) per share under US GAAP	$0.68	$0.92	$(2.25)

(b)	Comparison of balance sheet items determined in accordance with Canadian GAAP to balance sheet items determined in accordance with US GAAP.

(i)	Balance Sheets

	2002		2001
	Canadian	US	Canadian	US
	GAAP	GAAP	GAAP	GAAP
	(Thousands)		(Thousands)
Current assets	$650,043	$644,105	$718,962	$715,402

Property, plant and equipment	2,037,613	2,000,993	1,994,424	1,955,437

Long-term receivables, investments and other	257,523	237,013	233,961	228,674

Total assets	$2,945,179	$2,882,111	$2,947,347	$2,899,513

Current liabilities	$171,377	$167,258	$166,737	$166,737

Long-term debt	218,290	412,053	327,773	523,002

Provision for reclamation	155,036	155,036	139,583	139,583

Other liabilities (vi)	9,523	57,999	9,787	48,809

Deferred income taxes	522,979	485,447	480,520	450,266

	1,077,205	1,277,793	1,124,400	1,328,397
Minority interest	18,078	18,078	—	—

Shareholders’ equity
Preferred securities	193,763	—	195,229	—

Share capital	680,934	680,934	670,031	670,031

Contributed surplus	472,488	472,488	472,488	472,488

Retained earnings	483,658	418,546	465,420	408,906

Accumulated other comprehensive income
- cumulative translation account	19,053	40,275	19,779	39,416

- available-for-sale securities	—	2,454	—	2,528

- hedges and derivative instruments (vi)	—	(28,457)	—	(22,253)

	1,849,896	1,586,240	1,822,947	1,571,116

Total liabilities and shareholders’ equity	$2,945,179	$2,882,111	$2,947,347	$2,899,513

(ii)	Components of accounts payable and accrued liabilities are as follows:

	2002		2001
	Canadian	US	Canadian	US
	GAAP	GAAP	GAAP	GAAP
	(Thousands)		(Thousands)
Accounts payable	$84,906	$84,906	$66,310	$66,310

Taxes and royalties payable	26,340	22,221	24,660	24,660

Accrued liabilities	20,686	20,686	17,126	17,126

Total accounts payable and accrued liabilities	$131,932	$127,813	$108,096	$108,096

(c)	The effects of these adjustments would result in the consolidated statements of cash flows reporting the following under US GAAP:

	2002	2001	2000
		(Thousands)
Cash provided by operations	$231,184	$95,568	$221,101

Cash used in investing	$(72,006)	$(127,306)	$(98,362)

Cash provided by (used in) financing	$(134,819)	$32,344	$(135,077)

FINANCIAL INFORMATION

(d)	A description of certain significant differences between Canadian GAAP and US GAAP follows:

(i) Preferred Securities
Preferred securities are classified as equity under Canadian GAAP and interest payments, on an after-tax basis, are classified as distributions of equity. Under US GAAP, the preferred securities are classified as debt and interest payments are included in interest expense.

(ii) Capitalized Interest
Cameco’s policy under both Canadian GAAP and US GAAP is to capitalize interest on expenditures related to construction of development projects actively being prepared for their intended use. Under US GAAP, a portion of the interest on the preferred securities, classified as debt under US GAAP, would be capitalized to development properties. Also under US GAAP, the carrying value of development projects against which interest is capitalized would be lower (see note (v) below).

(iii) Writedown of Mineral Properties
Under both Canadian and US GAAP, property, plant and equipment must be assessed for potential impairment. Under Canadian GAAP, the impairment loss is the difference between the carrying value of the asset and its recoverable amount calculated as undiscounted estimated future net cash flows. Under US GAAP, if the undiscounted estimated future net cash flows are less than the carrying value of the asset, the impairment loss is calculated as the amount by which the carrying value of the asset exceeds its fair value. Fair value has been calculated as the present value of estimated future net cash flows. The resulting difference in the writedown between US and Canadian GAAP also results in a difference in the amount of depreciation and depletion charged to earnings.

(iv) Mineral Property Costs
Consistent with Canadian GAAP, Cameco defers costs related to mineral properties once the decision to proceed to development has been made. Under US GAAP, these costs are expensed until such time as a final feasibility study has confirmed the existence of a commercially mineable deposit.

(v) Pre-Operating Costs
Under Canadian GAAP, pre-operating costs incurred during the commissioning phase of a new project are deferred until commercial production levels are achieved. After such time, those costs are amortized over the estimated life of the project. Under US GAAP, such costs are expensed as incurred as required by AICPA Statement of Position 98-5, Reporting on the Cost of Start-Up Activities. In 2000, these costs related to the production of uranium concentrates at the McArthur River mine and were charged to product inventory. Portions of this product inventory were sold in 2001 and 2002.

During 2002, $8,628,000 of costs related to the restart of two nuclear reactors at Bruce Power were considered to be startup costs required to be expensed under US GAAP.

(vi) Hedges and Derivative Instruments
During 2002, $1,928,000 was excluded from the assessment of hedge effectiveness. For amounts included in the balance sheet as accumulated other comprehensive income as at December 31, 2002, a gain of $277,000 (after tax) relates to the hedging of interest-rate risk, a loss of $18,076,000 (after tax) relates to the hedging of gold-price risk, and a loss of $10,658,000 (after tax) relates to the hedging of foreign-exchange-rate risk. Of these amounts, $15,300,000 (after tax) would be recorded in earnings during 2003 if market conditions remained unchanged. The impact on other comprehensive income for 2002 is $6,203,000 after consideration of the reversal of the 2001 amounts described below. During 2002, no net gains or losses from the hedging of net investments were realized.

During 2001, $16,000 was recognized in earnings for the ineffectiveness of cash flow hedges and $1,794,000 was excluded from the assessment of hedge effectiveness. For amounts included in other comprehensive income as at December 31, 2001, a gain of $81,000 (after tax) relates to the hedging of interest-rate risk, a loss of $743,000 (after tax) relates to the hedging of gold-price risk, and a loss of $21,591,000 (after tax) relates to the hedging of foreign-exchange-rate risk. Of these amounts, $11,402,000 (after tax) would be recorded in earnings during 2002 if market conditions remained unchanged. During 2001, no net gains or losses from the hedging of net investments were realized.

During 2002, $3,853,000 of losses related to Bruce Power energy contracts did not qualify for hedge accounting under US GAAP as the documentation required for hedge accounting was not contemplated at the time of entering into the contracts.

FINANCIAL INFORMATION

(vii)Realization of Cumulative Translation Account
Under Canadian GAAP, a proportionate amount of the cumulative translation account is recognized in earnings when a portion of the net investment in a subsidiary is realized. US GAAP does not allow for any of the cumulative translation account to be taken to earnings unless a portion of the investment has been sold or substantially liquidated.

(viii) Available-for-Sale Securities
Under Canadian GAAP, portfolio investments are accounted for using the cost method. Under US GAAP, portfolio investments classified as available-for-sale securities are carried at market values with unrealized gains or losses reflected as a separate component of shareholders’ equity and included in comprehensive income. Cameco’s investments in Energy Resources of Australia Ltd., Menzies Gold NL and Tenke Mining Corp. are classified as available-for-sale. The fair market value of these investments at December 31, 2002 was $20,018,000 (2001 — $20,352,000). The cumulative unrealized gain at December 31, 2002 was $2,454,000.

(e)	Stock-Based Compensation

Statement of Financial Accounting Standards No. 123, Accounting for Stock-Based Compensation establishes financial accounting and reporting standards for stock-based employee compensation plans. This statement defines a fair value based method of accounting for employee stock options. However, it also allows an entity to continue to measure compensation cost for those plans using the intrinsic value based method of accounting prescribed by APB Opinion No. 25, which is similar to the method applied under Canadian GAAP and followed by Cameco. Companies that continue to follow the intrinsic value based method must disclose pro-forma earnings and earnings per share information under the fair-value method.

If the fair value based method of accounting had been applied, pro-forma net earnings and earnings per share would have been as follows:

	2002	2001	2000
		(Thousands)
Net earnings (loss) for the year in accordance with US GAAP as calculated above	$37,781	$50,889	$(124,944)

Effect of recording compensation expense under stock option plans	(3,991)	(4,168)	(1,934)

Pro-forma net earnings (loss) after application of SFAS 123	$33,790	$46,721	$(126,878)

Pro-forma net earnings (loss) per common share after application of SFAS 123	$0.61	$0.84	$(2.28)

In calculating the foregoing pro-forma amounts, the fair value of each option grant was estimated as of the date of grant using the Black-Scholes option-pricing model with the following weighted average assumptions:

	2002	2001	2000
Dividend	$0.50	$0.50	$0.50

Expected volatility	20.0%	39.6%	44.8%

Risk-free interest rate	5.0%	5.5%	6.0%

Expected life of option	5 years	8 years	8 years

Expected forfeitures	17.0%	20.0%	20.0%

(f)	New Accounting Pronouncements

In June 2001, the FASB issued Statement 143, Accounting for Asset Retirement Obligations, which addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. The standard applies to legal obligations associated with the retirement of long-lived assets that result from the acquisition, construction, development and use of the asset. Statement 143 requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of fair value can be

FINANCIAL INFORMATION

made. The fair value is added to the carrying amount of the associated asset. The liability is accreted at the end of each period through charges to operating expenses. Cameco will adopt this standard on a prospective basis beginning January 1, 2003.

In October 2001, the FASB issued Statement 144 Accounting for the Impairment or Disposal of Long-Lived Assets, which retain the fundamental provisions of Statement 121 for recognizing and measuring impairment losses of long-lived assets other than goodwill. Statement 144 also broadens the definition of discontinued operations to include all distinguishable components of an entity that will be eliminated from ongoing operations. This Statement is effective for fiscal years commencing January 1, 2002, to be applied prospectively. Adoption of this standard did not result in any differences between Canadian and US GAAP. In December 2002, the CICA approved new standards for the impairment and disposal of long-lived assets that are substantially equivalent to the US standards. Cameco will adopt these standards for Canadian GAAP on a prospective basis beginning January 1, 2003.

In November 2002, the FASB issued Financial Interpretation 45 (FIN 45) that will require the recognition of a liability for the fair value of certain guarantees that require payments contingent on specified types of future events. The measurement standards of FIN 45 are applicable to guarantees entered into after January 1, 2003. For guarantees that existed at December 31, 2002, FIN 45 requires additional disclosures which have been included in these financial statements to the extent applicable to Cameco.

In January 2003, the FASB issued Financial Interpretation 46 (FIN 46) that will require the consolidation of certain entities that are controlled through financial interests that indicate control (referred to as variable interests). Variable interests are the rights or obligations that convey economic gains or losses from changes in the values of the entity’s assets and liabilities. The holder of the majority of an entity’s variable interests will be required to consolidate the variable interest entity. Cameco believes it does not have any variable interests that will result in the consolidation of any additional entities that existed at December 31, 2002.

Summary of Significant Accounting Policies

The consolidated financial statements are prepared by management in accordance with Canadian generally accepted accounting principles and, except as described in note 30, conform in all material respects with accounting principles generally accepted in the United States. Management makes various estimates and assumptions in determining the reported amounts of assets and liabilities, revenues and expenses for each year presented, and in the disclosure of commitments and contingencies. The most significant estimates are related to the lives and recoverability of mineral properties, provisions for decommissioning and reclamation of assets, future income taxes, financial instruments and mineral reserves. Actual results could differ from these estimates. This summary of significant accounting policies is a description of the accounting methods and practices that have been used in the preparation of these consolidated financial statements and is presented to assist the reader in interpreting the statements contained herein.

Consolidation Principles
The consolidated financial statements include the accounts of Cameco and its subsidiaries. Interests in joint ventures are accounted for by the proportionate consolidation method. Under this method, Cameco includes in its accounts its proportionate share of assets, liabilities, revenues and expenses.

Cash
Cash consists of balances with financial institutions and investments in money market instruments which have a term to maturity of three months or less.

Inventories
Inventories of broken ore, uranium concentrates and refined and converted products are valued at the lower of average cost and net realizable value.

Supplies
Consumable supplies and spares are valued at the lower of weighted average cost or replacement value.

Investments
Investments in associated companies over which Cameco has the ability to exercise significant influence are accounted for by the equity method. Under this method, Cameco includes in earnings its share of earnings or losses of the associated company. Portfolio investments are carried at cost or at cost less amounts written off to reflect a decline in value that is other than temporary.

FINANCIAL INFORMATION

Property, Plant and Equipment
Assets are carried at cost. Costs of additions and improvements are capitalized. When assets are retired or sold, the resulting gains or losses are reflected in current earnings. Maintenance and repair expenditures are charged to cost of production. The carrying values of property, plant and equipment are periodically assessed by management and if management determines that the carrying values cannot be recovered, the unrecoverable amounts are written off against current earnings.

Non-Producing Properties
The decision to develop a mine property within a project area is based on an assessment of the commercial viability of the property, the availability of financing and the existence of markets for the product. Once the decision to proceed to development is made, development and other expenditures relating to the project area are deferred and carried at cost with the intention that these will be depleted by charges against earnings from future mining operations. No depreciation or depletion is charged against the property until commercial production commences. After a mine property has been brought into commercial production, costs of any additional work on that property are expensed as incurred, except for large development programs, which will be deferred and depleted over the remaining life of the related assets.

The carrying values of non-producing properties are periodically assessed by management and if management determines that the carrying values cannot be recovered, the unrecoverable amounts are written off against current earnings.

Property Evaluations
Cameco reviews the carrying values of its properties when changes in circumstances indicate that those carrying values may not be recoverable. Estimated future net cash flows are calculated using estimated recoverable reserves, estimated future commodity prices and the expected future operating, capital and reclamation costs. The carrying value of a property is written down to the extent that the estimated future net cash flows, on an undiscounted basis, are less than the carrying value of the property.

Future Income Taxes
Future income taxes are recognized for the future income tax consequences attributable to differences between the carrying values of assets and liabilities and their respective income tax bases. Future income tax assets and liabilities are measured using enacted income tax rates expected to apply to taxable income in the years in which temporary differences are expected to be recovered or settled. The effect on future income tax assets and liabilities of a change in rates is included in earnings in the period which includes the enactment date.

Future income tax assets are recorded in the financial statements if realization is considered more likely than not.

Capitalization of Interest
Interest is capitalized on expenditures related to construction or development projects actively being prepared for their intended use. Capitalization is discontinued when the asset enters commercial operation or development ceases.

Depreciation and Depletion
Conversion services assets, mine buildings, equipment and mineral properties are depreciated or depleted according to the unit-of-production method. This method allocates the costs of these assets to each accounting period. For conversion services, the amount of depreciation is measured by the portion of the facilities’ total estimated lifetime production that is produced in that period. For mining, the amount of depreciation or depletion is measured by the portion of the mines’ economically recoverable proven and probable ore reserves which are recovered during the period.

Other assets are depreciated according to the straight-line method based on estimated useful lives, which generally range from three to 10 years.

Research and Development and Exploration Costs
Expenditures for applied research and technology related to the products and processes of Cameco and expenditures for geological exploration programs are charged against earnings as incurred.

Environmental Protection and Reclamation Costs
The estimated costs for decommissioning and reclaiming producing resource properties are accrued and charged to operations according to the unit-of-production method. Actual costs of decommissioning and reclamation are deducted against this accrual. Cameco’s estimates of reclamation costs could change as a result of changes in regulatory requirements and cost estimates. Expenditures relating to ongoing environmental programs are charged against earnings as incurred or capitalized and depreciated depending on their relationship to future earnings.

Employee Future Benefits
Cameco accrues its obligations under employee benefit plans. The cost of pensions and other retirement benefits earned by employees is actuarially determined using the projected benefit method prorated on service and management’s best estimate of expected plan investment performance, salary escalation, retirement ages of employees and expected health-care costs. For the purpose of calculating the expected return on plan assets, those assets are measured at fair value. Past service costs

FINANCIAL INFORMATION

arising from plan amendments and net actuarial gains and losses are amortized on a straight-line basis over the expected average remaining service life of the plan participants.

Stock-Based Compensation
Cameco has a stock option plan that is described in note 20. No compensation expense is recognized for this plan when qualifying stock options are granted to employees. Any consideration paid by employees on exercise of stock options is credited to share capital. Cameco accounts for other stock-based compensation arrangements in accordance with the fair value based method of accounting.

Revenue Recognition
Cameco supplies uranium concentrates and uranium conversion services to utility customers. Third-party fabricators process Cameco’s products into fuel for use in nuclear reactors.

Cameco records revenue on the sale of its nuclear products to utility customers when title to the product transfers and delivery is effected through book transfer. Since nuclear products must be stored at licensed storage facilities, Cameco may hold customer owned product at its premises prior to shipment of the product to third parties for further processing.

Cameco records revenue on the sale of gold when title passes and delivery is effected.

Amortization of Financing Costs
Debt discounts and issue expenses associated with long-term financing are deferred and amortized over the term of the issues to which they relate.

Foreign Currency Translation
Monetary assets and liabilities denominated in foreign currencies are translated into Canadian dollars at year-end rates of exchange. Revenue and expense transactions denominated in foreign currencies are translated into Canadian dollars at rates in effect at the time of the transactions. The applicable exchange gains and losses arising on these transactions are reflected in earnings.

Foreign currency gains or losses arising on translation of long-term monetary items with a fixed or ascertainable life beyond the end of the following fiscal year are deferred and amortized to earnings over the remaining life of the item.

The United States dollar is considered the functional currency of most of Cameco’s uranium and gold operations outside of Canada. The financial statements of these operations are translated into Canadian dollars using the current-rate method whereby all assets and liabilities are translated at the year-end rate of exchange and all revenue and expense items are translated at the average rate of exchange prevailing during the year. Exchange gains and losses arising from this translation, representing the net unrealized foreign currency translation gain (loss) on Cameco’s net investment in these foreign operations, are recorded in the cumulative translation account component of shareholders’ equity. Exchange gains or losses arising from the translation of foreign debt and preferred securities designated as hedges of a net investment in foreign operations are also recorded in the cumulative translation account component of shareholders’ equity. These adjustments are not included in earnings until realized through a reduction in Cameco’s net investment in such operations.

Derivative Financial Instruments and Hedging Transactions
Cameco uses derivative financial and commodity instruments to reduce exposure to fluctuations in foreign currency exchange rates, interest rates and commodity prices. Cameco formally documents all relationships between hedging instruments and hedged items, as well as its risk management objective and strategy for undertaking various hedge transactions. This process includes linking all derivatives to specific assets and liabilities on the balance sheet or to specific firm commitments or forecasted transactions. Cameco also formally assesses, both at the hedge’s inception and on an ongoing basis, whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in fair values or cash flows of hedged items. Gains and losses related to hedging items are deferred and recognized in the same period as the corresponding hedged items. If derivative financial instruments are closed before planned delivery, gains or losses are recorded as deferred revenue or deferred charges and recognized on the planned delivery date. In the event a hedged item is sold, extinguished or matures prior to the termination of the related hedging instrument, any realized or unrealized gain or loss on such derivative instrument is recognized in earnings.

Per Share Amounts
Per share amounts are calculated using the weighted average number of paid common shares outstanding.

FINANCIAL INFORMATION

31.	Subsequent Event

On April 6, 2003, production at McArthur River was suspended due to an increase in water inflow caused by the collapse of a section of rock in a development area of the mine. All personnel were temporarily evacuated and no one was injured. Shortly thereafter, mine personnel reentered the mine to assess the situation and begin remedial measures. As of April 16, 2003, it was estimated that production would be suspended for four to six months. However, events were still unfolding leaving some uncertainty as to the duration of the shutdown. It is not expected that a material writedown of assets will be required.